SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2006

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	News Release dated May 10, 2006 — Conference Call Notification

2.	News Release dated May 10, 2006 — Announcement of Agreement with Government of Manitoba

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2006

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

NEWS RELEASE — Wednesday, May 10, 2006
2006 1st Quarter Results
AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH LUMBER CO. LTD. CONFERENCE CALL NOTIFICATION
VANCOUVER, May 10th — Ainsworth invites investors and media to listen-in to its first quarter conference call with financial analysts. Ainsworth’s CFO, Robert Allen, and Executive Vice-President, Michael Ainsworth, will discuss the company’s first quarter results, which will be released at the end of the working day on Thursday, May 11th, 2006.
The conference call will take place on Friday, May 12th, 2006 at 8:30 a.m. PST (11:30 am EST).
The dial-in phone number is 1-800-840-6238, Reservation #21291934. To access the post-view line, dial 1-800-558-5253, or 1-416-626-4100, Reservation #21291934. This recording will be available until May 19, 2006.
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

NEWS RELEASE — Wednesday, May 10, 2006
AINSWORTH LUMBER CO. LTD. (TSX:ANS)
AINSWORTH ANNOUNCES AGREEMENT WITH MANITOBA GOVERNMENT ON FUTURE ENGINEERED WOOD PRODUCTION FACILITY
VANCOUVER, BRITISH COLUMBIA — May 10, 2006 — Ainsworth Lumber Co. Ltd. (“Ainsworth”) (TSX:ANS) announced today it has signed a commitment agreement with the Government of Manitoba for the future construction and operation of an engineered wood production facility in an area northeast of Winnipeg, Manitoba. If the conditions contemplated by the commitment agreement are satisfied, a Forest Management License will be issued for 838,000 cubic meters annually of timber on a renewable 20 year basis.
The agreement is subject to a successful process of consultation with affected First Nations communities and the successful negotiation of related operational agreements and approvals. Ainsworth is optimistic that the First Nations consultation process will be satisfactorily completed within the coming months.
Ainsworth’s intention is to then construct a state-of-the-art engineered wood facility capable of producing both oriented strand board (OSB) and oriented strand lumber (OSL) products. The project is expected to have a capital cost in excess of $250 million. Ainsworth has offered to provide opportunities for Aboriginal participation in this future project.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “optimistic”, “intended”, “expected” and other, similar expressions are meant to identify forward-looking statements. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, Ainsworth’s ability to fulfill the terms of the agreement with the Government of Manitoba, Ainsworth’s ability to complete the construction of the engineered wood facility described above, other future developments in Ainsworth’s affairs or in the industries in which it participates, and factors detailed from time to time in Ainsworth’s periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities. Ainsworth has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For Further Information Please Contact:
Ainsworth Lumber Co. Ltd.
www.ainsworth.ca
Tim Ryan
Vice President, Woodlands
tim.ryan@ainsworth.ca
Tel. (604) 661-3200
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca
Tel. (604) 661-3200